Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Investment and Administrative Committee of the
Bowne 401(k) Savings Plan:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-102046 and 033-35810) on Form S-8 of Bowne & Co., Inc. of our report dated June 29, 2009, relating to the statements of net assets available for benefits of the Bowne 401(k) Savings Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Bowne 401(k) Savings Plan.

/s/  KPMG LLP

New York, New York
June 29, 2009